United States securities and exchange commission logo





                               March 19, 2024

       Douglas K. Howell
       Chief Financial Officer
       Arthur J. Gallagher & Co.
       2850 Golf Road
       Rolling Meadows, IL 60008-4050

                                                        Re: Arthur J. Gallagher
& Co.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-09761

       Dear Douglas K. Howell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       5. Change in Presentation of Fiduciary Assets and Liabilities, page 89

   1. We note your disclosure that you revised your balance sheet and statement of cash flows presentation to
separately identify and present fiduciary assets and liabilities and that you also made certain
revisions to fiduciary balances related to the former Willis Re operations from gross
to net presentation to align with your accounting policy and presentation. For each
change and revision reflected in the financial statements, please address the items
below.
                                                            Clarify whether you
concluded that your prior presentation (e.g., gross to net,
                                                             statement of cash
flow classification, etc.) was an error and how you considered ASC
                                                             250 in your
determination.
                                                            To the extent
applicable, provide us with a detailed description of any error(s), including but not
limited to who identified them, when and how, whether they were the result of
control deficiencies, as well as your assessment of materiality, individually and
in the aggregate, that addresses both qualitative and quantitative
 Douglas K. Howell
Arthur J. Gallagher & Co.
March 19, 2024
Page 2
              factors and consideration of guidance in ASC 250, SAB 99, and management's assessment of design and effectiveness of ICFR.
                Provide us with an accounting analysis, citing authoritative literature, explaining your presentation before and after implementing these changes to your presentation. For example, explain why net change in fiduciary assets and liabilities appears to have moved from operating activities to financing activities within the statement of cash flows.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.



FirstName LastNameDouglas K. Howell                             Sincerely,
Comapany NameArthur J. Gallagher & Co.
                                                                Division of
Corporation Finance
March 19, 2024 Page 2                                           Office of
Finance
FirstName LastName